Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a transcript of M&T Bank Corporation’s First Quarter 2021 Earnings Conference Call, which occurred on April 19, 2021.

Corporate Speakers:

•	Donald MacLeod; M&T Bank Corporation; Administrative VP, Assistant Secretary & Director of IR

•	René Jones; M&T Bank Corporation; Chairman & CEO

•	Mike Spychala; M&T Bank Corporation; Corporate Controller

Participants:

•	Kenneth Zerbe; Morgan Stanley; Executive Director

•	John Pancari; Evercore ISI Institutional Equities; Senior MD & Senior Equity Research Analyst

•	David Rochester; Compass Point Research & Trading, LLC; MD, Director of Research & Senior Research Analyst

•	Gerard Cassidy; RBC Capital Markets; MD, Head of U.S. Bank Equity Strategy & Large Cap Bank Analyst

•	Matthew O’Connor, Deutsche Bank AG; MD in Equity Research

•	Bill Carcache; Wolfe Research, LLC; Research Analyst

•	Peter Winter; Wedbush Securities Inc.; MD of Equity Research

•	Kenneth Usdin; Jefferies LLC; MD and Senior Equity Research Analyst

•	Erika Najarian; BofA Securities; MD and Head of US Banks Equity Research

•	Frank Schiraldi; Piper Sandler; Managing Director Equity Research

•	Michael Mayo; Wells Fargo Securities, LLC; MD, Head of U.S. Large-Cap Bank Research & Senior bank Analyst

•	Saul Martinez; UBS Investment Bank; MD & Analyst

Operator: Thank you for standing by, and welcome to M&T Bank’s First Quarter 2021 Earnings Conference Call. (Operator Instructions)

Thank you. I will now turn the call over to Don MacLeod to begin. Please go ahead.

Donald MacLeod: Thank you, Maria, and good morning, everyone.

I’d like to thank you all for participating in M&T’s First Quarter 2021 Earnings Conference Call, both by telephone and through the webcast. If you have not read the earnings release we issued this morning, you may access this along with the financial tables schedules from our website, www.mtb.com, by clicking on the Investor Relations link and then on the Events and Presentations link.

Also before we start, I’d like to mention that comments made during this call might contain forward-looking statements relating to the banking industry and to M&T Bank Corporation.

M&T encourages participants to refer to our SEC filings on Forms 8-K, 10-K and 10-Q, including the form we filed in connection with the earnings release for a complete discussion of forward-looking statements. Darren King is not with us today and is recovering from the effects of the COVID-19 virus. He expects to rejoin us shortly. In his absence, M&T’s CEO, René Jones, will draw on his skills as former CFO and will be our primary speaker on today’s call.

Now, I’d like to introduce our Chief Executive Officer, René Jones.

René Jones: Thank you, Don, and good morning, everyone. Don, thank you for using the word skills. When I handed over the CFO reins to Darren five ago, one of the things that I was happy that went with it was the call. But although Darren is doing well, and we expect his return to action shortly, I boldly volunteered to handle the call today.

And just so you know, my agenda is that I do a good job, but not such a good job that you won’t be clamoring to have Darren back as soon as possible.

Joining me today on the call are Bob Bojdak, our Chief Credit Officer, and Mike Spychala, our Corporate Controller, whom I’m sure you both know — you know both of them.

As we noted in this morning’s press release, we’re pleased with the strong momentum in residential mortgage banking and our Wilmington Trust group of businesses. Outside of our usual seasonal first quarter surge in salaries and benefits, expenses remained well controlled and credit trends are indicative of the state of the loan portfolio and the forecasted improvements in the economy.

Diluted GAAP earnings per common share was $3.33 for the first quarter of 2021 compared with $3.52 in the fourth quarter of 2020 and $1.93 in last year’s first quarter.

Net income for the quarter was $447 million, compared with $471 million in the linked quarter and $269 million in the year ago quarter. On a GAAP basis, M&T’s first quarter results produced an annualized rate of return on average assets of 1.22% and an annualized return on average common equity of 11.57%. This compares with rates of 1.30% and 12.07%, respectively, in the previous quarter.

Included in GAAP results in the recent quarter were after-tax expenses from the amortization of intangible assets amounting to $2 million or $0.02 per common share, little changed from the prior quarter. Also included in the quarter’s results were merger-related charges of $10 million related to M&T’s proposed acquisition of People’s United Financial. This amounted to $8 million after tax or $0.06 per common share.

Consistent with our long-term practice, M&T provides supplemental reporting of its results on a net operating or tangible basis, from which we have only ever excluded the after-tax effect of amortization of intangible assets as well as any gains or expenses associated with mergers and acquisitions. Net operating income for the first quarter, which excludes intangible amortization and the merger-related expenses was $457 million, compared with $473 million in the linked quarter and $272 million in last year’s first quarter.

Diluted net operating earnings per share were $3.41 for the recent quarter compared with $3.54 in 2020’s fourth quarter and $1.95 in the first quarter of last year.

Net operating income yielded annualized rates on average tangible assets and average tangible common shareholders’ equity of 1.29% and 17.05% for the recent quarter. The comparable returns were 1.35% and 17.53% in the fourth quarter of 2020.

In accordance with the SEC guidelines, this morning’s press release contains a tabular reconciliation of GAAP and non-GAAP results including tangible assets and equity.

So let’s take a look at some of the underlying details. Taxable equivalent net interest income was $985 million in the first quarter of 2021, compared with $993 million in the linked quarter. This reflects a higher level of average interest earning assets, primarily cash equivalents and a shorter calendar quarter.

Net interest margin for the past quarter was 2.97%, down 3 basis points from 3.00% in the linked quarter. The primary driver of the margin decline was the higher level of cash on deposit with the Federal Reserve, which we estimated reduced the margin by 5 basis points, and that was partially offset by a 2 basis point benefit from the shorter quarter. Similarly, the $8 million linked quarter decline in net interest income reflects the loss of income from two fewer accrual days.

Changes in interest rates had a minimal effect for the quarter. Compared with the fourth quarter of 2020, average interest earning assets increased by some 2%, reflecting a 9% increase in money market placements, including cash on deposit with the Federal Reserve and an 8% decline in investment securities. Average loans outstanding grew nearly 1% compared with the previous quarter, excluding PPP loans, average loans grew $1.1 billion or over 1%.

Looking at the loans by category on an average basis compared to the linked quarter, commercial and industrial loans were essentially flat with increased dealer floor plan balances and other C&I loans, partially offset by lower average PPP loans. Due to timing of originations and the receipt of payments, average PPP loans declined $453 million from the prior quarter.

Commercial real estate loans declined less than 0.5% compared to the fourth quarter, indicative of very low levels of customer activity. Residential real estate loans grew by 4%, consistent with our expectations. The increase reflects purchases from — of loans from Ginnie Mae pools that we subservice, partially offset by further runoff of the acquired mortgage loans.

Consumer loans were up nearly 1%. That activity was consistent with recent quarters where growth in indirect auto and recreational finance loans has been outpacing declines in home equity lines and loans. On an end-of-period basis, PPP loans totaled $6.2 billion, up from $5.4 billion at the end of the fourth quarter.

Average core customer deposits, which exclude deposits received at M&T’s Cayman Island office and CDs over $250,000, increased 4% or $5 billion compared to the fourth quarter. That figure includes $4 billion of noninterest-bearing deposits. On an end-of-period basis, core deposits were up nearly $9 billion. Foreign office deposits increased 17% on an average basis — I’m sorry, decreased 17% on an average basis, but were essentially flat on an end-of-period basis.

Turning to noninterest income. Noninterest income totaled $506 million for the first quarter compared with $551 million in the linked quarter. The recent quarter included $12 million of valuation losses on equity securities, largely the remaining holdings of our GSE preferred stock, while 2020’s final quarter included $2 million of gains.

Over the past few years, M&T has received a distribution from Bayview Lending Group in the first quarter of the year. Results for the first quarter of 2020 included a $23 million distribution and, in a change in the past timing. As you may know, M&T received a $30 million distribution in the fourth quarter of 2020, and as expected, no distribution was received in this year’s first quarter.

Mortgage banking revenues were $139 million in the recent quarter, down $1 million from $140 million in the linked quarter. Our residential mortgage business continued to perform well. Revenues from that business, including both originations and servicing activities, were $107 million in the first quarter, improved from $95 million in the prior quarter. That increase reflects improved gain on sale margins. Residential mortgage loans originated for sale were $1.3 billion in the recent quarter, up about 5% from the fourth quarter.

Commercial mortgage banking revenues were $32 million in the first quarter, reflecting a seasonal decline from $45 million in the linked quarter. That figure was $30 million in the year ago quarter. Trust income rose to $156 million in the recent quarter, improved from $151 million in the previous quarter. The increase is the result of growth in assets under management, in wealth and institutional businesses.

Service charges on deposits were $93 million compared with $96 million in the fourth quarter. The decline from the linked quarter is the result of higher customer balances offsetting activity-based fees.

Operating expenses — turning to operating expenses for the first quarter, which exclude the amortization of intangible assets and merger-related expenses, were $907 million.

The comparable figures were $842 million in the linked quarter and $903 million in the year ago quarter. As is typical for M&T’s fiscal first quarter results, operating expenses for the recent quarter included approximately $69 million of seasonally higher compensation costs relating to accelerated — to the accelerated recognition of equity compensation expense for certain retirement-eligible employees, the HSA contribution, the impact of annual incentive compensation payouts on the 401(k) match and FICA payments and unemployment insurance.

Those same items amounted to an increase in salaries and benefits of approximately $67 million in last year’s first quarter. As usual, we expect those seasonal factors to decline significantly as we enter the second quarter.

Other cost of operations for the past quarter included a $9 million reduction in the valuation allowance on our capitalized mortgage servicing rights You’ll recall that there was a $3 million addition to the allowance in 2020’s fourth quarter and a $10 million addition in last year’s first quarter.

The quarter’s results also reflect an elevated contribution to the M&T Charitable Foundation. The efficiency ratio, which excludes intangible amortization from the numerator and securities gains or losses from the denominator was 60.3% in the recent quarter compared with 54.6% in 2020’s fourth quarter and 58.9% in the first quarter of 2020. Those ratios in the first quarters of 2020 and 2021, each reflect the seasonally elevated compensation expenses that we talked about.

Next, let’s turn to credit. The overall economy, of course, continues to improve. But some sectors such as hospitality, continue to face pressure. As was the case over the course of 2020, the recent quarter continued to highlight the differences between the former incurred loss accounting method and the CECL standard adopted at the beginning of last year.

Previously, reported delinquencies and transition of loans from accruing to nonaccruing status evidenced by financial stress delinquency or default by borrowers preceded or accompanied the establishment of loss reserves.

Under CECL, we increased our loss reserves last year based on worsening projected economic scenarios. Significant downgrades of specifically identifiable credits to nonaccrual emerged in the fourth quarter and criticized in the recent quarter, consistent with last year’s additions to the allowance for credit losses.

The allowance for credit losses amounted to $1.6 billion at the end of the first quarter. The $100 million decline from the end of 2020 reflects a $25 million recapture of previous provisions for credit losses, combined with $75 million of net charge-offs in the first quarter.

The provision recapture and the resulting reduction in the allowance for the recent quarter continued to reflect the ongoing uncertainty as to the impact of the COVID-19 pandemic on economic activity, employment levels and the ultimate collectability of loans. That said, the improving economic outlook leaves us cautiously optimistic as to the ongoing effects of the pandemic compared with the greater levels of uncertainty in prior quarters.

Our macroeconomic forecast uses a number of economic variables with the largest drivers being the unemployment rate and GDP. Our forecast assumes that the national unemployment rate continues to be at elevated levels, on average, 5.7% through 2021, followed by a gradual improvement, reaching 2.4% by the end of 2022. I’m sorry, 4.2% by the end of 2022.

The forecast assumes that GDP grows at 6.2% annual — an annual rate during 2021, resulting in GDP returning to pre-pandemic levels during 2021. Our forecast considers improved government stimulus, but not any further fiscal or monetary actions.

Nonaccrual loans amounted to $1.9 billion or 1.97% of loans at the end of March. This was up slightly from 1.92% at the end of last December. As noted, net charge-offs for the recent quarter amounted to $75 million. Annualized net charge-offs as a percentage of total loans were 31 basis points for the first quarter compared with 39 basis points in the fourth quarter.

Loans 90 days past due, on which we continue to accrue interest, were $1.1 billion at the end of the recent quarter, 96% of those loans were guaranteed by government-related entities.

Turning to capital. M&T’s Common Equity Tier 1 ratio was an estimated 10.4% compared with 10.0% at the end of the fourth quarter, and which reflects a slight reduction in risk-weighted assets and earnings net of dividends. As previously noted, the People’s United merger is pending, we don’t plan to engage in any stock repurchases activity — repurchase activity while that is pending.

Now turning to the outlook. While the economy continues to improve and funds from stimulus programs reach our commercial and consumer clients, we haven’t seen enough change in our outlook for 2021 in any significant way from what we shared on the January call. Aside from the improved credit outlook as evidenced by the reserve release this quarter, I don’t intend to provide any updates.

Darren’s remarks as to net interest income, loan growth, fees and expenses still hold. And those, of course, are — predate our merger announcement and don’t contemplate any impact from the merger. We supplied the merger-related comments at the time of announcement.

Of course, as you’re aware, our projections are subject to a number of uncertainties and various assumptions regarding national and regional economic growth, changes in interest rates, political events and other macroeconomic factors, which may differ materially from what actually unfolds in the future.

So now let’s open up the call to questions before which Maria will briefly review the instructions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

Our first question comes from the line of Ken Zerbe of Morgan Stanley.

Kenneth Zerbe: All right. Maybe just to start off, in terms of the reserve release, the way the press release read and even your comments, it sounds like you guys are still applying a fair amount of qualitative overlays that are fairly negative that you’re — there’s a lot of uncertainty in the market, but you still released reserves pretty meaningfully this quarter.

Is it fair to assume that if the economy continues to get slowly better and some of those qualitative overlays come off, that we could actually see a more material negative provision expense next quarter?

René Jones: I guess the way I think about it is if you look at how our allowance worked at the end of the quarter, we saw releases in the commercial C&I book and in the consumer book. And those are largely reflective of the GDP and unemployment projection improvements that you’ve seen. And I think the thing to think about as you know, that one of the unique things about this period of time is that it’s uneven, right?

So while we’re having good projections and unemployment is coming down, we’ve got great projections of GDP. It’s not even everywhere. And so some of the places that are affected by travel and entertainment, right, are still lagging behind. So while we’ve seen things, for example, like higher scheduled bookings for the summer and the fall, we’ve really yet to see the improvement, particularly in our CRE and our hotel exposures.

So without using the word overlays, I think that we’re looking for signs of improvement in those particular areas, which would be required before we would see any reduction in the reserves on those portfolios.

Kenneth Zerbe: Got it. Okay. That makes sense. And then just as a follow-up question. You’re obviously building up a fairly sizable cash position, given all the deposit growth. How are you thinking about investing some of that cash into higher-yielding securities potentially?

René Jones: It’s a great question. We’re giving it a lot of thought. I think our first thought, it starts with the idea that we probably, at the end of the quarter, probably had $20 billion of excess liquidity beyond what we would use and use for our liquidity position. And I think a huge portion of that is clearly related to what I would call transitory.

Now the big issue is how long is the transition. And so when we — the first thought that we have is that we hate to invest in low-return assets. So we don’t think it’s our job to invest for you all of that cash in securities because you could go do that off on your own. The returns are too low.

Having said that, we do have one of the smallest securities book out there. And so we’re sort of constantly monitoring this idea of how low do we want to make that go. So I think maybe the more interesting thing long term is what’s really hard to see is the growth in activity that may be permanent that’s happening over time, the account growth, those types of things and the behavior of customers.

So I think when we do see, which may be for — might not be for a while because of more infrastructure spending and things like that. But when we do see a return, I think we may see a higher level of cash balances for quite some time. And as that becomes more clear to us, we would think of investing those dollars. But I think it’s a little too early today.

Operator: Our next question of John Pancari of Evercore ISI.

John Pancari: I just wanted to maybe touch on loan demand. If you can talk a little bit about where you’re seeing any improvement at all, particularly on the commercial side, really interested in what you’re seeing on the pipeline front. And you’re seeing any signs of a pickup in CapEx activity. And then separately on the consumer side as well, what you’re seeing.

René Jones: Yes. So in the C&I space, I think — I don’t know if it’s a change, but if you look in — if you look in the areas of M&A activity, if you look in the areas of manufacturing, we’ve seen some progress there. But beyond that, it’s very slow. Utilization was either flat to slightly down this quarter.

We’re seeing very limited, if any, growth, really declines in the CRE segment because there’s just no demand because of the state of things there. Having said that, it’s interesting, as particularly commercial volumes remain low, if you look back, as I did over 4, 5 quarters, you do see a steady increase in the roll on margin.

So the activity that is getting done is at higher return levels. So that should have some impact as we move further — not immediate impact, but as we — as that continues, that should have some positive impact on the margin. Things remain, still remain, really robust on the consumer side with the exception of HELOC loans.

John Pancari: Got it. Okay. That’s helpful. And then separately on the credit quality side, I wanted to see if you could update us on the commercial real estate portfolio. I know you indicated the areas of stress by industry, but I know you also noted that there wasn’t necessarily a release there on the commercial real estate side. So if you could just remind us the size of that reserve as well when you give some update on the trends.

René Jones: Yes. So what I’ll say is, no surprise, hotels continue to be the property type that are under the greatest amount of stress in our portfolio. And hotel CRE loans were the largest contributor to the in our — in both in our criticized book. And the thing to think about it is given the duration of the pandemic and its impact on things like travel, it’s really not surprising that the hotels kind of face greater stress.

So you’ll remember that although performance, we’re seeing some slight improvement. Give me one second. We’ve seen some slight improvement. Most of our hotel portfolios really can’t support the contractual debt service payments without an in-place modification or maybe, as important, support from their sponsors.

So what that means is that while you’ve seen an increase in classified. So this quarter, we’ve seen about a $1 billion increase in our classifieds, about half of that was in the hotel space. Really, what that is, is just the length of time.

Having said that, we don’t expect that those downgrades will contribute to increased risk of loss because that really depends on other factors like beyond the credit grade, like the strength of the sponsors and the value of the underlying collateral. You’ll notice that we didn’t have much of an increase to nonperformance, for example.

In terms of those two factors, the strength of our collateral, first, what we’ve been doing is we’ve been on a mission to reappraise all of our hospitality properties that are in excess of $5 million and that are in the classified status. So that reflects a little over 100 properties, and that accounts for $2.3 billion in exposure.

So the first 62 of those appraisals so far through February have shown as is values that have declined about 15% and stabilized values that reflect about a 6% decline. Keep that in mind that we’re starting with 56% LTV.

And then if you jump to New York City, we’ve seen a 24% as is decline with a 4% stabilized decline, but that starts with an LTV above 47%, right? So that gives you a sense that the migration we’re seeing in classifieds in this space is pretty normal of what we would have expected, but it’s not necessarily an indication of loss content.

And then finally, the last thing I’d say is in talking to all of our sponsors, they seem to remain strong and capable of supporting the properties until conditions improve. And we really have a low number of properties, maybe something like 12%, 13% that come due this year and a significant portion that are 2023 and beyond, in excess of 60% that are further out.

So we think we’re in a good position to kind of watch this stuff change. I don’t know if I have the numbers on the specific reserve for you.

John Pancari: Yes, no problem. I can get that later on.

Operator: Our next question comes from the line of Dave Rochester of Compass Point.

David Rochester: I know you mentioned no updates on the guidance front for 2021, but the interest rate backdrop does look a little bit better today versus a few months ago. So I was just wondering if you’d talk about how you’re factoring that in.

I know you’d mentioned NII down maybe in the low to mid-single-digit range for the year at that point. So I was just curious what the offsets might be there, if it’s weaker loan growth or some other area? Or maybe you’re thinking that range is still good, but maybe it’s better into that range is more likely? Just any color there would be great.

René Jones: Yes. No, it’s a good question. I think we’re looking at low single-digit year-over-year change in the net interest income, the decline in the net interest income. But I would say that we are off to a good start, if you think about how do you outperform that, you kind of — your first quarter is probably the toughest because you were on a declining trend.

And so we’re excited that we actually outperformed there. And I think the things that we’re not sure how long they last, but things like the extended foreclosure moratorium means that we’ll be doing less repooling of the Ginnie Maes. It means they’ll be on the balance sheet longer, right? So that will produce some results and then the cash balances are high. So I’d just say we feel good and optimistic about at least — at the least meeting our projections.

David Rochester: Okay. Great. And then maybe just switching to the loan growth front. You mentioned the Ginnie Mae buyouts. I was just wondering, could you just talk about how that opportunity looks there going forward? And then maybe just on the overall — just for the PPP production for the quarter and then the recognized fees would be great.

René Jones: Just say that last part again. Last part.

David Rochester: Sure. So the PPP production in the quarter and then what you guys realized from an amortized fee perspective this quarter?

René Jones: Yes. Okay. So on the Ginnie’s — it will be hard to continue to find places to purchase Ginnie’s. We keep working on it. But at the end of the day, particularly again, because of the foreclosure modification and the extension going out, we think there’s just going to be fewer opportunities to do that. In terms of the PPP loans …

Mike Spychala: $2.5 billion.

René Jones: Was it, Mike, …

Mike Spychala: Yes, we booked $2.5 billion in PPP 2 during the quarter, most of that in March and then we had about $1.8 billion of repayments. So the repayments did push the income up a little bit. But in total, interest income from the PPP was relatively flat to slightly down a couple of million bucks from last quarter.

René Jones: Thanks, Mike.

David Rochester: How much fees — how many in the way of fees do you have now that’s left?

René Jones: We haven’t disclosed that number, I don’t think. I’m not sure. But we were – modestly, it didn’t — almost no change. Maybe it was down $3 million. And we don’t expect a significant change. That will progressively move. But by next quarter, we don’t expect a significant change on it.

Mike Spychala: Yes. It depends on the pace of repayments, right?

René Jones: What I will tell you is that when you take a step back and think about the margin that we have, the excess cash, if you take the $20 billion that I talked about before, if you didn’t have that, that essentially takes your printed margin up over 50 basis points.

And if you also exclude all of the PPP activity balances and now the income, that has about a 9 basis point impact in the other direction. So what really is interesting to me is that aside from those two factors, our margin has held up really, really well compared to historical terms. But it’s just a little noisy. You can’t see it because of those two items.

Operator: Our next question comes from the line of Gerard Cassidy of RBC.

Gerard Cassidy: Got a question for you. As you touched on already about the high amounts of liquidity that you have on your balance sheet with the cash sitting at the Federal Reserve, being up so dramatically like the entire industry because of quantitative easing and such.

I guess one of the questions I have for you is I can understand why JPMorgan Chase and some of our big money center banks have seen such a surge in deposits because of quantitative easing. Can you walk through for us how the flow is coming into your organization in terms of the deposits that’s forcing you now to increase your deposits in your reserves up to the central bank?

René Jones: Yes. That’s a great question. I — what you have to do is you have to kind of go back prior to the pandemic and think about our model. We more than — I mean, more than most — focus on core operating accounts, right? So we have never had a need to actually do a national — what are they called, those things — Internet bank that raises money across the network. We’re always raising money predominantly in our customer businesses with operating accounts.

And what you’re going to see when that happens with operating accounts, all of the cash from the stimulus, all of the cash, the monetary events that have taken place are actually going into customer accounts. And because our proportion of customer accounts and core operating is higher than most institutions, you see the impact on M&T is outsized.

Now, that means that we’ve got to manage it very closely, so today, for example, we’re very making sure that sort of nobody is renting our balance sheet for free and just parking money that nobody else wants. Again, core operating concepts. But that’s the principal reason.

And you can actually draw a comparison between a percentage of both DDA and, let’s say, transaction accounts, if you get that information across institutions, and go before the crisis and then look today, you’ll see that’s the differentiator.

Gerard Cassidy: Very good. And then to bring those balances down, it’s not necessarily going to take higher interest rates where they would maybe move the money out. It would be more business activity picking up where they utilize the cash to grow their businesses?

René Jones: Exactly. Exactly. So that’s one of the things that you’ll begin to see, you’ll see — I think you’re going to see both on the consumer side and business more spending. I think it might be one of the factors which gives us the most uncertainty about loan growth because there’s so much cash that’s been built up. And then if you start looking at certain factors, it’s not just sentiment. Remember, for example, with large — with middle-market companies, the supply chains are still not fully unlocked and back to normal, right?

So that’s preventing people from maybe building up inventories, very classic example would be the auto industry. So — but you got that exactly right. I would expect to see that a fair portion of this starts to increase spending, both from consumers and commercial.

I also think, this is my own opinion, that events like pandemics will linger for a very long time, and the idea that customers are going to keep higher ongoing levels of cash as a permanent way of doing business makes a lot of sense to me.

Gerard Cassidy: Very good. And then as a follow-up question, and you touched on it in the answer you just gave me. You’re one of the better floor plan finance financiers throughout the Northeast with autos. Can you talk to us to the very issue about the supply chain. There’s quite a bit written about the shortage of semiconductor chips affecting the production of automobiles. What are your dealers telling you? And how are they doing right now?

René Jones: Well, I think the dealerships are all doing fine, right, because the activity there is that it’s very difficult to get new cars. But having said that, there’s a search around, right, for used cars. And so as things, for example, as your car comes off lease, right? If you don’t actually take on and buy that car, they had some nice source of cars into the dealers. And this is one of the principal reasons why used car prices are high, right?

If you’re thinking about the third quarter of last year, we thought were sort of record highs on used car prices. What — and we thought that by the fourth quarter, that would start to come down. But those supply chains really haven’t unlocked and the prices are just continuing to go up, which means the dealers are really healthy. There’s sort of a nice natural offset for them.

Gerard Cassidy: Very good. And if Darren is listening, get better quickly, Darren.

Operator: Our next question comes from Matt O’Connor of Deutsche Bank.

Matthew O’Connor: Just to push maybe one last time here on the cash part of the discussion. So you definitely seem more confident that some of the cash is going to stick. We’ve seen a pretty material rise in rates, although off of a really low level, and your loan trends are better than peers, which I want to ask for my second question, but it’s still just very modest growth.

Like what are you waiting for to buy some securities? And if you have loaded up on securities, I’d ask you why you’re buying so much. So I asked at the extremes because we took all your cash and put it in like some other banks, I think it adds about 10% to earnings. So what are you waiting for?

René Jones: So this is how it goes, Matt. This is how it goes internally, right? So I call up — Darren and I call up Scott Warman and we ask that exact question every month. What are you waiting for? And then what we find out is we’re really, really happy when the 10-year was at its low, that he didn’t respond to us.

And — but when the 10-year got itself up to the 170s range, we’ve dipped our toe back in the market, but not significantly. Because we just kind of looked through, and we think that these bond prices don’t make much sense from a long-term perspective, and we know that. Right? So while we could make a little bit more money, we’re constantly focused on risk-adjusted returns, are we making the right decisions.

So while we might purchase a few more securities, I don’t see it being a meaningful move or a meaningful change in the way we position it unless we see better risk-adjusted returns on those portfolios.

Donald MacLeod: Matt, the option-adjusted spread on pass-throughs turned negative again. So you’re not being paid to take the negative convexity risk.

Matthew O’Connor: Well, some other banks think differently, but yes, it’s a 10-year asset that you’re locking in, so very questionable, agreed. So just a separate question. The loans ticked up a little bit this quarter. I think the industry overall was down kind of 2% to 3%. You already touched on like the Ginnie Mae purchases. PPP and how these things factor, you’re probably benefiting from not having as much card runoff, but it still feels like ex-everything, loan trends are a little more resilient.

I’m wondering if you would agree and what’s driving that? And then, of course, when things pick up, M&T usually doesn’t lead the pack in terms of loan growth, but how do you think you’ll fare versus the industry from here up?

René Jones: I think that our C&I customers are more optimistic than they were last quarter and the quarter before. I think that sentiment will continue to change. I think you’re going to see more activity. And the question will be a matter of timing, do they use their cash and do they come up.

But we — the trend if you look at this quarter, it’s actually been pretty decent on the C&I space when you net out the PPP effect. So commercial real estate, I don’t expect to do much for the near term, I think there’s, obviously, a lot of pain there, but there’s also a lot of resetting going on.

The one place where I think we’ve talked about — and everybody’s talked about, warehouse and industrial. The issue there, though, is because it’s the only class in real estate that prices — again, pricing and economics have been competed away. So it doesn’t make any sense from an economic perspective for us to lean into that space. So I think we’re optimistic about loan growth for the long term, but it’s just going to take some time to start moving in the right direction.

Operator: Our next question comes from the line of Bill Carcache of Wolfe Research.

Bill Carcache: It’s good to hear you on the call again, René. I know revenue synergies weren’t included in your initial guidance post the People’s United acquisition. But René, can you just discuss how much focus there is ahead of closing on doing everything you can to really hit the ground running in 2022 as you look at some of the opportunities that M&T will have in your legacy markets and vice versa.

René Jones: Yes. Well, it’s kind of funny that the actual — just the whole process of integration is really getting at that, right? We — what I would start by saying is we sort of set up our transition teams, everybody on each side of the — each sides of both organizations have met, everything that we’ve seen, particularly on the businesses that we’re not really part of have confirmed everything that we saw in due diligence.

Number two, we’re super impressed with their talent and their people. We’ve done a lot of acquisitions. Among all of them, this one sort of stands out where the people who are running the businesses — the business are really capable, including the couple of businesses that we don’t have. So there’s a lot of dialogue going on just around exactly what you’re talking about.

And I’ll just remind you that we think, for example, from the M&T side, some of the capabilities that we have with small business banking, our key treasury management, capital markets expertise, extending that to their customer base is going to provide a significant opportunity. We have M&T Realty Capital Corp, which allows us to meet the needs of real estate clients, but not necessarily use our balance sheet for that. And that’s a new capability for them.

And then of course, Wilmington Trust, combined with their wealth, I think we’re going to bring a lot more capabilities combined than we would individually to the New England markets. If you go the other way, we’re very excited — continue to be excited about the equipment finance business and being able to offer that — those services to M&T’s small business and middle market customers.

And so it’s not a short list, right, which is sort of one of the principal reasons that we felt that we could do a better job for our collective customers together than separately.

Bill Carcache: Understood. Just to follow up on — not to beat a dead horse, but to follow up on the excess liquidity discussion. The rationale makes a ton of sense. But I guess, just looking at the numbers we’ve seen, the securities portfolio go from over 14% of your average earning assets in 2017 to just under 5% this quarter.

At some point — and you’ve talked around this, but maybe could you just give a little bit of color on the extent to which you’re worried that at some point, your competitive lead disadvantage have nothing else from the NII opportunity that you’re foregoing even if it comes with some interest rate risk, but maybe a little bit of color around that point.

René Jones: I’ll just simply say, Bill, you’re thinking about it the right way, right? I think that we’re very disciplined in that we look at almost every trade. But you really have to step back and look at the overall balance sheet, we’re below $7 billion in securities, right? And so at some point, you’re really only going to go so low.

But if you compare that to when you make that decision and think on average where the 10-year has been, not today, but where it’s been, we’re really happy with our decision. But at the same time, you’re totally right, like you got to look at it as a portfolio. And we — and we do believe we’re getting more and more evidence, particularly as new programs come in, the infrastructure build that they’re talking about next, right?

It gives us some sense that the risk is lowering and that the cash may be around a little bit longer. So we’ll have to look at that overall portfolio and realize how small can the securities portfolio get?

Operator: Our next question comes from the line of Peter Winter from Wedbush Securities.

Peter Winter: I wanted to ask about asset sensitivity. In prior calls, Darren had said for each 25 basis point rate hike, NIM benefit 6 to 10 basis points, but the balance sheet has gotten so much more asset sensitive. And so I was wondering, can you just give an update to the impact of the NIM from rate hikes? And then secondly, are there any plans to maybe reduce asset sensitivity with layering in some swaps?

René Jones: So first of all, the numbers that Darren gave like you just cited last quarter haven’t changed much at all. We’re pretty much in the same position. But it’s sort of the same topic, right? I mean — so by putting on swaps, you’re turning a floating rate asset into fixed-rate assets. Said another way, you’re adding to your fixed rate exposure. And you could do the same things with securities, right, but we’re really cautious about doing that. And as Don said, locking in negative economic returns.

So it’s a good thing. I mean, the other way to say it is that if you’re worried about the negative economic returns, one offsetting factor is that you’re actually neutralizing yourselves right? Because we all think that rates can’t go below zero, but that’s not true. And so there is some added benefit to that. But the swap issue is the same as the securities issue to me.

Peter Winter: Okay. And then can I just ask about the credit outlook, just how you’re thinking about net charge-offs for the remainder of the year, especially with not expecting much loss content in the hospitality portfolio?

René Jones: Yes. I think what Darren has talked about is that we’ll continue to remain at or maybe slightly above our historical average, I think our long-term average is in the mid-30s range. I think that if you think about — just to give you a sense, if you think about gross charge-offs net of recoveries, we’re about $122 million last quarter, $123 million this quarter, pretty steady.

What was different about this that brought us down to 31 basis points is that we had about $23 million, $24 million more of recoveries. One of those, for example, was on a company that’s a supplier to the energy business or the fracking business, the supplier of services there.

And that the rest of them were across the board, a smaller number of recoveries. So the consistent trend, I think, is kind of there, underlying that. It’s hard to predict what’s going to happen with recoveries. But I think Darren’s comments might make sense maybe at or maybe slightly above and for some period of time, our long run average.

Operator: Our next question comes from the line of Ken Usdin of Jeffries.

Kenneth Usdin: Just one question on the fee side. I think you mentioned in your prepared remarks that the residential-related fees were up and helped by higher gain on sale margins, which is a nice bucking of the trend versus most industry peers. Can you just talk us through, was that about timing or about mix, or resecuritization just — and your forward thoughts on just how the mortgage business should act going forward?

René Jones: Yes. You got it right. Timing and mix, that’s a perfect statement. I think if you were to look at underlying margins, as you think like purely margins to the customer, those were flat to slightly down but there was a lot of noise in volume and rates moving around in between. And so that sort of market sensitivity allowed us to capture more economics. And so the overall gross margin was higher.

If I saw something that was slightly encouraging, it was that while we had maybe just under 4% increase in applications, our pipeline at the end of the quarter was up 5.5%. And so we kind of ended the quarter with the same momentum that we had or maybe slightly better than we did during the quarter. So that should help as we move into next quarter. I mean I — hard to predict what’s going to happen with margin, but that core underlying trend was slightly negative.

Kenneth Usdin: Okay. Got it. And then just on the trust income line, another good performance there, up sequentially. Did you have any incremental burden from money market fee waivers? And if so, do you know the — where that stands right now in an aggregate?

René Jones: Yes. So that’s a good point. So when you look at those numbers, we had nice growth, but there was an offset from the money market waivers. I think the total amount of waivers that we have are around $12 million or $13 million that are embedded in that today. And I think that increased by $1 million quarter-over-quarter there.

Kenneth Usdin: Okay. Last quick one in the S-4, it mentioned that you guys will eventually give a $25 million donation, that would be, I think, you said at or prior to closing. Is that more of a closing quarter number that — was that in this quarter? Or is that more of a closing quarter type of thing that you would do on the donation?

René Jones: No. So – no, what we did this quarter was separate from what we will do for People’s, which we’ll decide at the time of the close. So what we did this quarter is I think we just had a slightly elevated number. We were — I think were — we made contributions of $12 million, and we typically have been doing about $3 million. I think last quarter it was around $3 million.

Kenneth Usdin: Okay. Got it. So that $25 million you mentioned would be more closer and contiguous with the closing itself?

René Jones: Exactly. Exactly. Separate.

Operator: Our next question comes from the line of Erika Najarian of Bank of America.

Erika Najarian: René, my questions have all been asked and answered.

Operator: Our next question comes from the line of Frank Schiraldi of Piper Sandler.

René Jones: Let me guess, you’re going to ask about cash.

Frank Schiraldi: No. I was going to, but after the fourth question, I decided to stray.

But I only have — yes, I mean just on how much — I’m trying to figure out how much capital might still be locked up in reserves, not only for M&T, but for everything. And so just following up on the potential for additional reserve release.

Is the best way to think about where the reserve to loan ratio sort of flushes out in a more normal environment, just look back at CECL day 1 mark for you guys and for others. And so for M&T, maybe 1.3%, I think is where you guys were. Is that still the most reasonable place to put it?

René Jones: Yes. I mean, I think — I’ll say this. I mean, I don’t disagree with what you said. But what it comes down to is what’s your loan mix and what’s the quality of your underwriting. And that for us really hasn’t changed.

So today, if I were to sit here to say — answer the question, could we get back to our — where we were in our lows or our normal, sure. We’re going to still see the same cycle a little be sharper. But in a calmer, more neutral environment, we would have — we would probably look like we did in the past.

Frank Schiraldi: Okay. And then just a quick follow-up on PPP forgiveness. You still have a significant level of 2020 PPP loans on the books. And just wondering your thoughts on does the majority of that run off the books in the current quarter? How should we think about that from modeling?

René Jones: No. We have it running down sort of over time, there’s no sort of sharp drop in that space. So I mean, as you’re thinking about quarter-over-quarter and getting your way through the year and into next, that’s what I would think about it these steady drops.

I don’t — Mike — I think if you take Mike’s comments, you kind of get a sense of the ins and outs. And so I think we — on the original PPP loans, are we 50% of the way through? 50% of the original PPP loans, which started at about $7 billion.

René Jones: $6.5 billion. Were — are now gone and 50% are there. So that should give you some sense.

Operator: Our next question comes from the line of Mike Mayo of Wells Fargo Securities.

Michael Mayo: Your CEO letter talks about new approaches with business banking from Baltimore, Washington, Philly, Delaware, Virginia, you talked about iHeart Radio and interviews with 130 local CEOs. So it seems like you’re still revising your approach locally.

My question is, what metrics do you track to monitor your progress and how those metrics changed and where you hope those metrics will go. I know you’re not talking about the People’s United transaction, but it would give us a better sense for — are you looking at market share by MSA? Are you looking at average fees for business customer? Or what else are you looking at to monitor your progress?

René Jones: I think you’ll be happy to know it’s not fancy. We measure the amount of checking accounts — business banking checking accounts we open every month against the amount of checking accounts that we close. On the ones that we close, we’re trying to find the friction points and make things easier so that they’re not leaving and transitioning out.

And it’s really interesting that you asked the question because I mean we’ve seen just — I would just — I’ll just use the words, I mean let’s see how permanent it is, but we’ve seen a dramatic increase in our business banking DDA production, primarily driven by new customer acquisition. And I think what’s happening is that it is a combination of this idea that we’ve been introduced as a trusted partner through the PPP program, we’ve been introduced to a lot more customers.

At the same time, we now — it’s not been that long since we launched our small business online origination channel. And so what we’re seeing is the combination of those two things, I guess, people’s awareness about our capabilities and what we do have actually increased. So really simple every quarter, what’s happening with checking accounts. Are we opening them? Are they from existing customers, new customers? What are the MSAs they’re working in?

I have a real big bent on empowering our teams in the individual communities. So the way in which do things in Boston or New Hampshire might be different than Baltimore, but the expectation on the metrics are going to be all the same. How many quality checking account are we opening, not necessarily how much lending we’re doing because we think all that leads to a healthy company will end up in the end, doing loans and things like that with us.

Michael Mayo: And just to follow up, do you have any aggregate metrics that you expect that called out from the approach? Like I said, it could be market share by MSA or fees or just the level of growth? Or is one region lagging behind another region? Is like the Southern portion a little behind?

René Jones: Well, I mean, a couple of things we look at. We look at — we’ve talked about a lot. We’re doing a lot around Net Promoter Score. We do a lot around the Greenwich work. And if you think about the Greenwich work underneath, it doesn’t just tell you that you made a lot of loans. It tells you how-- they survey your customers and they tell you where you stack up. So our — do you do business with us, are we your lead bank. We sort of measure those things religiously.

And yes, I think what you’ll see is usually it’s the most volume thing we have is rank. We talk about it all the time. Are we the #1, #2 SBA lender, if we’re not the #1 or #2 in our markets then why and what’s happening in those spaces. Even that SBA rank is not a pure thing because it doesn’t cover everything, but it’s a huge indicator of the activity and how engaged our workforce is if they’re not in the #1, #2 or #3 spot in the community.

Operator: Our next question comes from the line of Saul Martinez of UBS.

Saul Martinez: Sorry about that. I was on mute. But how much in hedge income did you earn this quarter from your swap book? I think you said $275 million for the full year. I don’t think you gave a number unless I missed it.

Mike Spychala: About $90 million this quarter.

René Jones: It’s about $90 million. Yes. Well, I would say, and I’m sure — I’m in this little temporary — I’ll get the stage for one morning. But I tend not to worry too much about looking at hedges on their own because the hedge always matters in the context of the rest of the portfolio.

And so to the extent that we decided to slow down our hedging or stop the hedging, what basically you’re left with is you’re moving away from — you’ve turned floating rate assets into fixed rate assets, you’re moving them back basically.

And the question is what’s happening with the rest of the portfolio. In past recessions, we would see much higher margin on our roll on commercial loans, and that would be replacing the rundown in the hedges. And so the real issue is loan growth, in my mind. That’s how I think about it.

Saul Martinez: Right. Right.

René Jones: Darren will change that next week. So you only have 30 — 90 days to think the way I do.

Saul Martinez: Good. Got it. Just if I could pivot over to capital and ask how you’re thinking about your optimal capital position once the deal closes? And I think you’ve talked about, about a 10% CET1. You’ll be subject now to the June ‘20 results.

So that seemingly gives you a healthy cushion. I believe you talked in the past about being sort of at the lower end of your peer group. So putting all that stuff together, how are you thinking about capital returns and capital optimization and optimal capital as we head into ‘22?

René Jones: Yes. Your construct is right. We think ultimately, our desire is to run towards the lower end of our peers. I think the context to think about is we went under a really, really hard stress test the last fall or the redo last fall. And we went into that test around 9.4%, and we were able to survive a pretty severe space, particularly in the real estate space, which we have high concentration in.

We’re 100 basis points above that today, right? So that tells you — that starts to tell you the excess part. The other thing is, I think we’re going to see a change, not immediately, but over time, around real estate exposure and how we think about those things because to the extent that there’s sort of a de facto assumption of losses on real estate in the teens when you book it, right?

Well, that begins to change the economics. And we have to think about our portfolios because we believe just being efficient use of capital is really important. So we’ve thought a lot about how we might do certain things differently in the commercial real estate space. And to the extent that we do, so that means that, that will be — even position us better to be at the lower end of our peers.

Operator: Ladies and gentlemen, that was our final question. I’d like to turn the floor back over to Don MacLeod for any additional or closing remarks.

Donald MacLeod: Again, thank you all for participating today. And as always, if clarification of any of the items on the call or the news release is necessary, please contact our Investor Relations department at (716) 842-5138. Thank you, and goodbye.

Operator: Thank you, ladies and gentlemen. This does conclude today’s conference call. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T filed with the Securities and Exchange Commission (the “SEC”) a registration statement (Registration No. 333-254962) on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, as amended by an amendment to the Form 10-K filed with the SEC on March 30, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

In addition, the following factors, among others, related to the proposed transaction between M&T and People’s United, could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s

United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.